

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2007

Mr. Ronald D. Sloan
Chief Executive Officer
Can Cal Resources Ltd.
2500 Vista Mar Drive
Las Vegas, Nevada 89128

> **Re: Can Cal Resources Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 9, 2007**
> **Response Letter Dated August 22, 2007**
> **File No. 0-26669**

Dear Mr. Sloan

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 8- Controls and Procedures

1.   We read your response to prior comment five, and understand that you changed your accounting for the purchase of an intangible asset (mineral rights, or more specifically, the rights to lease certain parcels of land for mining purposes), from your original application of the guidance of SFAS 123(R), resulting in valuation in the third quarter of 2006 based on the fair value of the common shares issued, to that of SAB Topic 5:G, whereas you now report the acquisition using carryover basis of the prior owners. We understand from your disclosure in the third quarter report that you acquired these rights from the Rose Trust. As this transaction does not appear to have been made "just prior to or contemporaneously with a first-time public offering," and because you have not described any common

control arrangements with the prior owners, tell us how you and your accountants concluded that carryover basis should be utilized.

Engineering Comments

2.   Please confirm that you will remove all sample ranges or terminology such as "assays ranging up to" from your filing.

3.   We note your response to prior comment 15. Currently, your disclosure does not provide sufficient detail concerning your properties, differentiating between lode and placer mining claims, Federal or State mineral rights, patented and unpatented mining claims, and your fee lands for your Pisgah, Owl Canyon, Cerbat, and Wikieup properties. In this regard, we note that your initial filing on July 9, 1999, indicated the Cinder and Cinder #2 claims were placer claims with reservations for gold and other minerals as described in other property documents or discovered prior to 1959. This is not reflected in your current filing.

Please disclose the status of all your mining properties and in the event you have option agreements, leases, or royalties, describe the terms of the arrangements. Include identifying information, such as the claim names, claim numbers, and the dates of recording and expiration sufficient to enable the claims to be distinguished from other claims. Also, include the area of the claims, either in hectares or acres, rather than suggest that all of your claim areas are of comparable size, if this is not the case. While mining claims may have a maximum area of 20.66 acres, and the size of placer claims varies with each state and the definition of association claims, the actual sizes typically fall with in a range.

Expand the disclosure concerning your exploration plans for your properties as described previously or include a statement that you do not have an exploration program at this time.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Don Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief